EXHIBIT 21

NAME	SUBSIDIARIES OF THE REGISTRANT JURISDICTION	OWNERSHIP
Bit Digital USA, Inc.	Delaware, USA	100%
Bit Digital Canada, Inc.	Alberta, Canada	100%
Bit Digital Hong Kong Limited	Hong Kong	100%
Bit Digital Strategies Limited	Hong Kong	100%
Bit Digital Singapore PTE. LTD.	Singapore	100%
Bit Digital Europe Holding	France	100%
Financière Marjos SCA	France	25%
WhiteFiber, Inc.	Cayman Islands	70.5%